Filed by Ivanhoe Capital Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Commission File No. 001-39845

The following is a transcript of an interview featuring Rohit Makharia, COO & President of SES Holdings Pte. Ltd. (“SES”), on Benzinga’s SPACs Attack, which aired at 11:15am ET on July 29, 2021.

Chris Katje:	SES Holdings President and COO Rohit Makharia. That company going public via SPAC with Ivanhoe Capital Acquisition, ticker IVAN. Welcome to SPACs Attack.

Rohit Makharia:	Thanks Chris. Thanks so much.

Chris Katje:	I hope I said your name right. Was I in the ballpark?

Rohit Makharia:	I was impressed.

Chris Katje:	Okay.

Rohit Makharia:	In fact I was impressed.

Chris Katje:	It's Rohit?

Rohit Makharia:	Yeah, that's right.

Chris Katje:	[00:00:30] Perfect. Perfect. Awesome. I'm glad I nailed that one.

Mitch Hoch:	All right, let's go ahead. We're going to get into SES. Like always, guys, you guys can stay with us. I'll even put the presentation link in the chat for you guys if you guys want to go ahead and be on the same pace that we are. But I'll let Chris ask some of his questions first. And like always, smash that like, guys.

Chris Katje:	All right, Rohit. First thing we want to dive into here is, why the decision for SES to go public via SPAC? And was a traditional [00:01:00] IPO also considered by the company?

Rohit Makharia:	Yeah. No, we did not consider IPO at this time. But the SPAC was a good route. And then by the way, the reason with the IPO is that, if you see our revenue projections, we still are somewhat further out from actually generating a large amount of revenue. A SPAC, on the other hand, it felt like a really good way for [00:01:30] us to go in the public markets for two reasons. One, we felt like we were ready, both from a technology perspective. We have a lot of progress that we made and we have validation from our car makers, automaker partners.

We've also shared a lot of our information and data that is validated by third parties. So we know we've put information out there and with [00:02:00] our partners, that they think we are ready. We think we are ready in terms of actually going in and capturing this electric vehicle market. And the second one is the electrical vehicle market itself. It's a huge trend. It's getting to be at a place where the growth on the EV market itself is taking off. And we feel like we're right at the right spot to go and capture that growth at this time.

Chris Katje:	Perfect. So [00:02:30] one of the things that immediately jumps out with the SPAC deal and also prior to going public is some of the existing investors in the pipe investors in the SES merger. We have General Motors, Hyundai, Geely Holding, Kia, SAIC Motor, LG, and many, many more. So can you talk a little bit about how some of these key investors help validate a company like SES before going public [00:03:00] and as part of the public route?

Rohit Makharia:	Yeah, absolutely. One, we are super fortunate to have shareholders that have been supporting us for a long time. Some of them have been investors and shareholders of SES for a long time now. For example, with GM and SAIC Motors, they've been shareholders in SES since 2015. Hyundai came in more recently, earlier this year, but we've been working with Hyundai for some time as well. [00:03:30] SK joined our shareholders. That was back in 2018. So with all of these companies, what we have been doing, just more broadly, Chris, is that we've been building an ecosystem around SES that is supportive. We started out, we expanded into battery cell makers like SK. And then we expanded yet further into equipment makers like Applied Materials, [00:04:00] and then also TianqiLithium, which is one of the biggest lithium suppliers in the world. And we make lithium metal batteries.

And so we have been building out this ecosystem from quite some time. And then in the pipe process, we got yet more validation. We had Geely come in as a car maker as well. We also brought in Foxconn, which is yet another equipment [00:04:30] maker, battery maker that has big plans in the electric vehicle market. And then Ivanhoe itself. When you look at Ivanhoe's profile, Robert Friedland, he's founder, chairman of Ivanhoe Mines, one of the biggest suppliers of nickel and copper. So all of this is to say that we have really worked hard. And really, frankly, our progress speaks for itself, where all of these shareholders have been supporting us for a long time. And there are more coming both through the pipe process as [00:05:00] well as in private rounds recently to come and support us. More important, when you consider what we have done with our partners, that is quite incredible.

For example, with GM. We have been working with GM since their first investment in 2015. We announced a partnership earlier with GM this year, back in March. And then soon after we also created a partnership with Hyundai. And both of these partnerships [00:05:30] are geared towards what we call in the battery and automotive industry parlance as A sample cell. So with both Hyundai and GM we have announced partnerships where we are going to work together on developing this A sample cell, which means that this is the sort of cell that we will develop to commercialize in the 2025 timeframe.

Chris Katje:	Awesome. There's a lot to talk about. [00:06:00] This presentation, it's got a lot of the technology shown. Can you just give viewers a brief lesson on what SES is all about and how it will create the first publicly traded hybrid lithium metal battery supplier that can manufacture at scale? Walk us through what that means and the technology behind the company.

Rohit Makharia:	Sure thing. So at SES, what we have made is a [00:06:30] hybrid lithium metal battery. The key is that we want to bring lithium metal batteries to market. Today, EVs are starting to take off. Almost all EVs have lithium ion batteries. And with lithium ion batteries, they have been excellent. To date, we've seen tremendous progress. We've seen a lot of EVs come on the road that all have lithium-ion. But lithium ion has limitations. This lithium ion uses an anode, [00:07:00] which has materials like graphite and silicon, which take up a lot of space and also have a lot of weight. When you replace that with lithium metal, what you end up doing is that you end up making the battery really compact and light. What does that mean? For a customer, what that means is that now you have a battery with lithium metal that, instead of a car, say, going 300 miles on a single charge, now the same car can go to 450 miles, maybe even more depending [00:07:30] on how you build the vehicle.

So because it's light, because it's compact, can pack more battery in a vehicle, get better range. But that's half the story, or even even less than half the story. The other thing that we have shown with our lithium metal, this hybrid approach, is that we can get high energy density. We have demonstrated fast charging. For example, we have published data on our website. You can go to SES.AI or launch. [00:08:00] SES.AI and check out all of the test data reports that we have published. And then, frankly, this is kudos... You guys were having a conversation earlier. This is kudos to Ivanhoe. When they did diligence on us, what we did was we took ourselves and we send them to Ivanhoe, which then they send them to these two different third party, independent test houses.

And they tested all of this data for us, which we published. So we get the high energy density. We get fast charging. We've demonstrated good durability [00:08:30] and cycle life of our batteries, which means they're ready to be commercialized. And with lithium metals, you can also expect high energy density, which means you use less material, lower cost batteries, and these are safe. So we've designed these batteries where we use both the liquid electrolyte... The reason we call these hybrid is because solid state is... A lot of people that work in batteries SPACs have heard of solid state batteries. [00:09:00] And they're good for many different reasons. But then when you take a solid state battery, one of the key issues with solid state batteries is these solid state materials are new. They haven't really been demonstrated manufacturing capability at scale.

In our approach, what we take is that we take the best of the solid state world and we create a thin anode coating. And we take the lithium ion approach of liquid electrolyte. Again, this is a liquid electrolyte that we have developed. We have a lot of IP [00:09:30] there. And we bring this together. And so when we bring the solid state elements and the liquid electrolyte elements together, this is why we call it hybrid. But what that ends up doing for us is that it helps us get to scale. Why? Because with this approach, you use the manufacturing processes that have been used for a long time. Now tens of gigawatt hours scale. 100 gigawatt hour scale battery with lithium-ion. The same [00:10:00] manufacturing processes will be used when we make our batteries.

PART 1 OF 4 ENDS [00:10:04]

Rohit Makharia:	... manufacturing processes will be used when we make our batteries with lithium metal, not lithium ion. And the only difference in our manufacturing is going to be this lithium metal anode, which we have again strong patent protection and IP around, and we know we can scale it. So we want to bring a battery that works, that works under all conditions that an automaker requires, that the customer... A customer is going to drive the car whether it's minus 30 degrees [00:10:30] outside or it's 40 degrees outside. So this battery is going to work in the full range of all of these temperatures. We've shown data where the battery... EV drivers especially come to expect really good acceleration. We won't have the limitation that solid state batteries have around acceleration. So we've developed this battery that'll work under all conditions for all customers and can be scaled up.

Chris Katje:	Perfect. Yeah. Thanks for breaking [00:11:00] down the technology behind that. There's lots of battery technology, battery companies out there, so it's always exciting to see how companies differentiate themselves.

I want to go a little bit back to the partnerships. So as I said, you mentioned, there's lots of auto companies and investors in your company and part of the pipe, and we have partnerships with General Motors and Hyundai announced. Are there other partnerships [00:11:30] that have been announced? Are there ones that are in the works? And when will we get more color on who SES is working with? Will that be through press releases from yourself and your company or from the auto companies themselves?

Rohit Makharia:	Yeah, so we haven't announced any other partnerships besides GM and Hyundai for now. Stay tuned, more to come. And when that does happen, we will work with our partners, our car makers, [00:12:00] to bring that out in a reasonable way. It could be ourselves. It could be the car makers. We will figure that out at that time.

But the one thing I will say is that we've announced the GM and the Hyundai partnership, but we are working with many automakers already in different stages of the development: Japanese automakers, European auto makers, other Asian automakers. So we have a lot of work that is already ongoing, and stay tuned.

[00:12:30] But on the GM and Hyundai partnership, I just want to double click there a little bit more because when you look at battery companies, many battery companies have partnership with other car makers. People know that. Volkswagen has relationships with other battery companies. So does, say, Ford or BMW. The relationship that we have with General Motors and Hyundai is quite different. [00:13:00] We have signed the world's first A sample joint development agreement with General Motors. Soon after, we signed the world's second A sample joint development agreement with Hyundai, and this A sample is critical because what that means is now that you've gotten to a point where you've demonstrated a lot of technical milestones, which again, we've published all that data. You've demonstrated these technical milestones, which you've earned [00:13:30] the right to go and start to really consider commercialization in a real way with your partners.

So with General Motors and Hyundai, as we develop this A sample, all car makers, all battery makers have to go through a process in the automotive development when you go through A sample, B sample, C sample and then to commercialization. That's why our roadmap is set up so that we have these timelines in front of us, really clearly [00:14:00] from Hyundai and GM, that we have to walk through to get to commercialization in 2025. But a lot of our work is, of course, we still continue to do a lot of work on making sure that technology continues to grow, continues to be validated, but a lot of our work right now is also involved in deep engineering, manufacturing, scale-up, building pre-production facilities, et cetera.

Chris Katje:	Perfect. On that note, talking about the facilities. [00:14:30] So in the presentation, we see that SES has plans to build manufacturing facilities in Boston, Singapore, Shanghai, and Seoul. Can you talk a little bit about why these locations were picked, and how it can really help SES connect as an international partner to so many auto manufacturers?

Rohit Makharia:	Yeah, absolutely. This is another point of differentiation for SES, besides the fact that we have real [00:15:00] partnerships and we've actually published our results. We are a global company. This is a company that was started by our founder and CEO Qichao out of MIT in Boston, and we built the Boston facility back in 2016. Then, in 2019, we bought the Shanghai facility online as well. So these are SES facilities that we've built ourselves. In Boston, we do a lot of R&D. In Shanghai, [00:15:30] we do a lot of manufacturing, developmental work, and also supply chain. Because frankly, a lot of supply for batteries today comes from Asia.

Our headquarters is in Singapore right now. We don't have a facility there. But as we are working with GM, we've already talked about how we are building a pre-production facility with GM outside of Boston. We will go through a similar route with Hyundai as well, and more than likely that will be [00:16:00] in Seoul. So these facilities that we are building, we've already built the Boston Shanghai facility for SES. We do a lot of work there, our own work, but then we also have a really clear strategy on how we work with car makers. We are building these pre-production facilities together, which will get us to a point where we can start to provide samples or batteries that will go in actual cars. So these are batteries that are going to be, not small batteries, [00:16:30] but these are going to be large batteries that car makers can take, they can test them in their labs, but they can also integrate them into their own module and pack design, and put that in a vehicle and test.

So the global strategies are actually quite deliberate. We have a build, weight, sell strategy, again, because we want to make sure that we take full advantage of the supply chain and our relationship and geographical closeness with [00:17:00] our customers.

Chris Katje:	Perfect. And then I want to hit on the timeline a little bit. So we have this slide in the presentation that shows 2022 pre-production and then really ramping up the production 2023, 2024, and building out those manufacturing facilities. There's that slide there. Can you just walk us through a little bit, what will be accomplished each year moving forward?

Rohit Makharia:	Yeah. It's [00:17:30] on the slides, but I can definitely explain it. So, like I said, this year and next year, this year, we are already building pre-production facility outside of Boston. This year, we will already make some cells, and more timing to come there, more sort of detailed, granular timing. But by the end of 2022, we expect the A sample to get validated. We'll move on to the B sample, which means now this A sample, [00:18:00] this cell that we built, will start to get integrated into vehicles for the first time.

And then what you end up doing at that point is that you start to test the battery as it works in the vehicle and optimize the battery integration with the vehicle itself. And you're also at the same time optimizing the vehicle performance, the battery performance continuously.

And then in '24, we are going to go to a C sample stage where now you're actually [00:18:30] doing a lot of deep validation testing, both on the vehicle and as well as the battery side. So we're working with our customers. Now you get into deep validation mode and then '25 would be commercialization.

So along with that, what we will also do is that we will continue to scale up our facilities to support our customers. This is really important because we don't want to build so that someone can come in and buy what we sell. We want to build because somebody [00:19:00] wants to buy it from us, and that's what we are doing today. We are building these pre-production facilities because our customer told us, please do so. And so that's the strategy going forward.

As we go into the B sample, the C sample stage, we will build yet more facilities. You see there's a one gigawatt hour pilot here that we have in our plans. We will build that and that will support all of the vehicle integration work with our different customers. And then by 2025, we will actually start our expansion one [00:19:30] plant. And by the way, the money that we are raising from the SPAC and what's on our balance sheet will get us majority of our way through our expansion one and way beyond commercialization. So that expansion one facility is going to be a joint venture, more than likely with one of our customers. We have yet to announce that decision yet. But that's the scale of plant. The scale of plant is built so that we can serve our customers as their need grows [00:20:00] along with ours.

Chris Katje:	Perfect. So with that being said-

PART 2 OF 4 ENDS [00:20:04]

Rohit Makharia:	... one with ours.

Chris Katje:	Perfect. So with that being said, SES is a pre-revenue preproduction company. How do you think shareholders should value the company? What should they look forward to hearing from SES throughout that timeline before production really begins?

Rohit Makharia:	Yeah. No, that's a good point. And for any preproduction company, shareholders should [00:20:30] be really careful to look for milestones and we will have milestones that we have laid out in the presentation already and more to come. But the key milestone from our end is going to be really around validation that we have built the A sample cell validation that our customers are testing ourselves and the results are consistent with what we've published already and what our customers desire. And then also completion [00:21:00] of the preproduction facilities and actually start the production of the preproduction facility as well. This will all happen within 21 and 22 timeframe. And then beyond that, we will start to see real commercialization type activity with our customers as we go towards the sample B, the B sample and the C sample cell. And with that, we will have more announcements where we can talk about this progress, both in our earning calls and [00:21:30] otherwise, but then also what you mentioned earlier, we are working with many other customers and stay tuned on that as well.

The other piece that we are doing is that we will have, you'll see us make progress as we build these facilities. As we start to make a large number of cells to support our customers, you'll also see that we actually have developed manufacturing capability where we can build these cells consistently. We [00:22:00] can provide these cells consistently and we also will have the supply chain in place to actually do so. So becoming a revenue generating battery company is a hard job. It's a hard job. It's tough. We haven't... A lot of battery companies call themselves battery companies, including ourselves, but you have to win... You actually have to be selling batteries to be called a battery company and we still [00:22:30] have to go and earn that. What we believe we have is a right to win. We have done all the work and we have lined up our customers. We are working really closely with our customers to meet their needs. So I'm sure we will have more to announce on our milestones, but these are some high level milestones I can share now.

Chris Katje:	Well, with that being said, the talk of milestones, more news to come, we did get some financial projections in the presentation. [00:23:00] By 2028, five percent market share, seven billion dollars in revenue, how much of that is from or is priced in from existing partnerships and how much of it is maybe deals that are still in the works or deals that have not materialized?

Rohit Makharia:	Got it. So I'm not allowed to speak about our volumes from our partners and customers today. We can't share that particular information, but what I can tell you is that these revenue [00:23:30] projections are based on our deep engagement with automakers and our partnerships that are in the pipeline with other automakers. Also, when you look at the growth of the EV industry as a whole, what we are building, when you look at our expansion plans on building manufacturing, this is capacity limited, it is not demand limited. Because [00:24:00] the EV market is clearly taking off. Most car companies have already announced their plans. Most car companies already have announced that they will either phase out or completely stop selling ICE vehicles, the combustion gas vehicles, not too far in the future. So we see the market take off and we know that by working with the automakers. This revenue is a projection of our expansion plan. So to the extent that we can meet our expansion plan around manufacturing, [00:24:30] we will be able to hit these revenue targets.

Mitch Hoch:	All right, I'm going to go ahead and jump in here and time for my go here. All right. So first one up, let's go to slide 20. And I mean, this is as big as the stories you can get. One of the things I always like to focus on is the story, the sentiment in the overall industry, not just for, let's say, your stock per se. So, we're having this huge energy [00:25:00] transition, the clear focus in the United States here and also, I mean, supporting comments here from Tim Cook, what do you see in this story and how do you see it continuing?

Rohit Makharia:	Yeah. This is a story for our generation, for the century. This transition to clean energy is already happening. 10 years ago, this was something that everybody wanted to do, but now [00:25:30] it's not a question right now, this is already happening. So when I look at just the scope of the opportunity, first of all, the scope of the challenge and how important this is for us as humanity, for this planet. I mean, that itself is just really sobering. And then with that, when you start to put together all of the commitments that are coming from all over the world, from all different countries, [00:26:00] you can see that almost every country, every state, every company, every local government, everyone is focused on making sure that we can make this transition. And what is enabling this transition when it comes to mobility? What is it? Batteries. Electric vehicles.

Mitch Hoch:	Got you. Got you. At the end of the day, I mean, if they're going to be electric, right? They need to require batteries, right? So.

Rohit Makharia:	And today, I mean, battery is everywhere already. I mean, you already use it in your [00:26:30] phones, computers. Now, think about what we want to do is serve the market that where anything moves. So electric vehicles is the first starting point. And by the way, just as a point of reference, electric vehicle battery is okay. You sell a battery into electric vehicle, it's like selling batteries into 10,000 phones and so that market is huge, it's taking off. And then there's everything else that moves. Two wheelers are getting electrified. You got electric [00:27:00] scooters.

If you have electric vehicle, vertical takeoff and landing vehicles, EV [inaudible 00:27:06] that are lot of these car makers are also getting into and a lot of other companies as well. So when you look at the overall scope of the challenge and the overall scope of the commitment, including, by the way, by the big financial firms, and when you look at the scope of the market, the kind of different applications this battery can get into, really from [00:27:30] a story perspective, it doesn't get any better in terms of just addressing a problem that needs to be addressed with a solution that that is valuable today.

Mitch Hoch:	I couldn't agree more with you and I mean, that we're not only seeing in the United States, right? It's that global kind of move really into that carbon emissions and really trying to change over something that's been around for hundreds of years. So how do you see also, not only in the United States, but then also playing in the global environment?

Rohit Makharia:	[00:28:00] Yeah. And you see this on this chart that you've put up, right? I mean, most major countries in the world have already plans to make sure that they can reduce their carbon footprint. Almost every country. And this also goes to show our partnership at SES. That's why, when you look at all of the support that we've gotten with shareholders all this while and [00:28:30] also the kind of shareholders that have come into the pipe, they're from different parts of the world. We have partnerships in the United States, we have partnerships in China, we have partnerships in Korea and we're developing across the world as well, including Europe and Japan. So all of the major hubs where both this transition's already happening and the commitment's huge, and by the way, with the battery industry, where does most of the battery come [00:29:00] from today and where is the expertise and the talent? You see Panasonic is in Japan. You see in South Korea, you got SK, you got LG, they're both backers of ours.

In China, you have CATL and then you have car automakers like SAIC and Geely. These automakers are backers of us. And then other backers like Foxconn and that in Asia that are also [00:29:30] who you want to get in the bag again, just like the iPhone spot for Apple. They want to make batteries and they want to make battery cars. We also, in the US, of course, GM, we also have applied materials, big equipment manufacturing plant that's also backing us. So we have backing of the globe from big companies on the globe because one, they believe in our company, they believe in what we are doing, but then also this is a global problem at a global scale.

Mitch Hoch:	Definitely. I mean, we can talk about the additional market and not have to go into it, but [00:30:00] 2020, just already 198 billion. I mean,

PART 3 OF 4 ENDS [00:30:04]

Mitch Hoch:	In 2020, just already 198 billion. You can just imagine as we continue moving on in the decade. Now, one thing I will point out, this is a big question of mine, is where are the materials stored for your battery? Is it something that you guys are doing third-party using an outside source? Do you guys source yourself? Or how does this work for your battery?

Rohit Makharia:	Sure. That's a really important question. Because actually supply chain, when it comes to batteries, is going to be [00:30:30] one of the challenges, and if you can get it right, it's going to be one of the enablers. So we source our components and materials today from really all around the world. Wherever it makes more sense.

We resource most of the components, but there are a couple of components that we will make ourselves. In fact, in our battery manufacturing plan, for example, there's a key component that goes in the battery, which is the electrolyte. Which [00:31:00] is one of the secret sauce of our batteries. We are going to make that electrolyte ourselves and supply to our battery plants.

So that is something that we have the IP for. We synthesize it today ourselves, and we continue to do so. There's some other components that go into battery where we have some deep relationships with the suppliers already, and we are deepening these relationships as we speak. And then there's the question of raw materials. That is [00:31:30] a huge challenge. Battery uses a lot of raw materials that need to be mined. Such as lithium, copper, nickel. These are all material raw materials that are in high demand.

You've seen the prices fluctuate over time and now they've started to go up. There's a general concern in the industry that these materials huge road blocks if you don't source them from the right source, [00:32:00] source them early enough. And this is, again, where partnerships come in. Tianqi Lithium, they've been shareholders in our company for a long time. Ivanhoe Mines, they mine copper and nickel sustainably. So we've been building our supply chain really, really carefully. Really carefully.

We will source some materials with our relationships that we already have, and we are going to make some ourselves.

Mitch Hoch:	I think that's a very important thing. I appreciate you also letting us [00:32:30] know some that you're going to be going after yourself. And I think we'll definitely have eyes on this, because like you said, I think supply chains is going to be massively affecting the bottom line. So we need to pay attention to these materials and we'll definitely be paying attention to how you guys still process through.

All right. Let's go ahead, let's bring Chris back. Let's go through the chat questions. We really like to go through our chat questions, because at the end of the day, these are the investors really looking at you right now. So let's go ahead, let's knock out some of these.

Chris Katje:	[00:33:00] Perfect. Well, we'll try to get to these over the next couple of minutes. Appreciate your time, Rohit. So up first, we have a question from [Encal 00:33:10] asking about that big T company out there, we know as Tesla.

Is there technology competing with Tesla's battery? Is their battery increasing mileage? Can you just talk a little bit about the competition in batteries with Tesla?

Rohit Makharia:	Sure. Listen, with Tesla, we don't necessarily [00:33:30] see them as competitors. Some days, hopefully, we will sell batteries to Tesla too. But Tesla of course has their own plans and they use a sort of battery that they've been sourcing for awhile and now making them for themselves. They have shown plans around increasing the battery performance with 4680 Cell as well, which is... And you know, they've been making announcements about progress on that battery. So we don't really see [00:34:00] Tesla necessarily as a competitor. What we see is that we are also creating batteries, albeit in a different approach. And there are many automakers who want to use this battery, as you can see. We have these partner shareholders for a reason. And then secondly, we are working on lithium metal.

Tesla has also talked about working on lithium metal. They have some work with experts in that field. They're definitely looking at lithium metal themselves. [00:34:30] But everyone in the battery industry understands this, and this is the one piece that everyone in the battery industry can agree upon, which is unusual, that that lithium metal is the end game. You can't get lighter than lithium metal. It's the third lightest element on earth. The lightest metal on earth. And so you can make lithium metal... You can make a battery that is going to be the lightest, the smallest, and because you make it [00:35:00] light and small, you're using less material [inaudible 00:35:04]. And so we see the world headed towards lithium metal. Irrespective, we think we can be the first ones to get there.

Chris Katje:	Perfect, and then a great question here from back in the chat. Do you expect your IP, your intellectual property, to generate a source of revenue?

Rohit Makharia:	Yeah. So right now our go-to-market [00:35:30] business model is that we are going to build our own selves. So that's our go-to-market strategy. Opportunistically if something comes up with, with one of our partners that makes sense to license our IP and tech, totally open to it. We are completely open. We will create more partnerships as we go along. So our IP is something that is just so valuable to us. We will use it prudently and then license it prudently. We have [00:36:00] to. But right now, the go-to-market strategies that we are going to build these manufacturing facilities that sell batteries.

Chris Katje:	Perfect, and then it's to end on another question here from [Quebec 00:36:11], I think this is a good one to ask someone like yourself, who leads a company day-to-day. What is the biggest challenge ahead of production? Just walk us through a little bit. What are some of the challenges that SES faces to get to these milestones?

Rohit Makharia:	Yeah. [00:36:30] It's a really good question. And really, the key challenge is to get to production. It is to do just that. Because at the end of the day, SES has been a technology company for quite some time. We are very much transitioning to being a manufacturing company. This transition is going to take some time. This transition is going to take effort, and this transition is going to come with [00:37:00] new learnings.

So a lot of our focus, that's why it's around taking our technology that is proven, but now scaling it up. So a lot of our work is in engineering and manufacturing and production arena, and that's the piece that we have to work on to meet a lot of our milestones and do it right.

But we are not going at it alone. See, that's really important to recognize [00:37:30] because as technology company, you want to become a production company all by yourself. That is really hard to do. But if you can select the right partners who've done it before to go alongside with you, and that's why expansion one is joint venture. You can leverage their learning to go-to-market. So that's really the challenge in front of us. Well, just in terms of technology and building our team up.

Chris Katje:	Perfect. Appreciate your honesty [00:38:00] there, that transparency, as someone leading a company to get to those important milestones.

That's going to do it for today's interview. So for everyone tuning in, again, joining us on [SPACs Attack 00:38:13], we have the president and COO of SES Holdings, Rohit Makharia. That company going public with Ivanhoe Capital Acquisition. Ticker I-V-A-N. Rohit, thank you so much for taking time out of your busy schedule, [00:38:30] joining us on the show today.

Rohit Makharia:	Thanks, Chris. Thanks, Mitch. Happy to be here. Thanks so much.

Chris Katje:	Thank you.

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Additional Information

This communication relates to the proposed business combination (the “Business Combination”) between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES. Ivanhoe intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. Ivanhoe will also file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Ivanhoe are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. A list of the names of such directors, executive officers, other members of management and employees, and information regarding their interests in the Business Combination will be contained in Ivanhoe’s filings with the SEC, including Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and such information and names of SES’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “expansion” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity, SES’s business strategy and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial and business plan information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future and those factors discussed in Ivanhoe's annual report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," Summary Risk Factors filed with the SEC as Exhibit 99.5 to Ivanhoe’s current report on Form 10-K, filed with the SEC on July 13, 2021,and other documents of Ivanhoe filed, or to be filed, with the SEC. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.